Exhibit 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Coro Mining Corp. (“Coro” or the “Company”) has been prepared based upon information available to Coro as at August 13, 2018 and should be read in conjunction with Coro’s unaudited condensed interim consolidated financial statements and related notes as at and for the three and six months ended June 30, 2018 and 2017. The unaudited condensed interim consolidated financial statements and MD&A are presented in U.S. dollars (unless otherwise indicated) and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements in accordance with IAS 34 Interim Financial Reporting.

Readers are cautioned that the MD&A may contain forward-looking statements and that actual results may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Coro’s audited consolidated financial statements for the years ended December 31, 2017 and 2016 and the corresponding notes to the financial statements which are available on the Company’s website at www.coromining.com and on SEDAR at www.sedar.com.

Additional information related to Coro, including our Annual Information Form, is available on SEDAR at www.sedar.com. These documents contain information on the Company’s activities as well as a descriptions of risk factors affecting the Company.

Table of Contents:

1	OVERVIEW & OUTLOOK	2
2	MARIMACA DEVELOPMENT PROJECT	5
3	FINANCIAL POSITION REVIEW	12
4	EXPENDITURES REVIEW	18
5	SCMB REORGANISATION & OPERATION	20
6	RISKS AND CRITICAL ACCOUNTING ESTIMATES & POLICIES	22

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1 OVERVIEW & OUTLOOK

Profile and Strategy

Coro is an exploration and development company, focusing its geological expertise on identifying, exploring and developing copper projects in Chile. Following the recent completion of a strategic review, the Company has decided to focus on its flagship Marimaca copper project, located close to the city of Antofagasta in the II Region of northern Chile (“Marimaca”). The Company’s objective with Marimaca is to continue to explore the project with the goal of increasing the overall resource on the project.

The Company also holds a 100% interest in a small producing copper project, called Berta (“SCMB” or “SCM Berta”), located approximately 20 kilometres west of the village of Inca de Oro in Chile. The Company is in the process of reducing its interest in SCMB to 50%.

The Company has the following interests in exploration, development or producing assets:

•	Marimaca Project (earning up to an 75% interest) (Please refer to Section 2 – Marimaca);
•	Ivan solvent extraction & electrowinning (“SXEW”) plant;
•	Sierra Miranda claims (purchase completed in August 2018);
•	La Atomica and Naguayan claims, comprising 38,253 hectares of mineral claims (earning up to a 100% interest);
•	Ivan and Sierra Medina claims, which were acquired with the acquisition of the SXEW plant; and
•	A 100% interest in SCMB (Please refer to Section 5 – SCMB Reorganization & Operations).

Highlights and Corporate Developments

(a)                 Financing

On August 7, 2018, Coro announced a financing plan to raise up to $36.0 million (Cdn$46.7 million), comprised of a non-brokered private placement of $10.0 million (Cdn$13.2 million) (“Private Placement”) with an entity of the Tembo Capital private equity group (“Tembo Capital”) and a forthcoming $26.0 million (Cdn$33.6 million) rights offering (“Rights Offering”) for which Tembo Capital has agreed to provide a stand-by guarantee.

Under the Private Placement, the Company issued 109,733,334 common shares at a price of Cdn$0.12 per common share, raising gross proceeds of Cdn$13.2 million. The proceeds will be used to fund the acquisition of the Sierra Miranda claims, which are adjacent to the Marimaca property, fund additional exploration work at Marimaca and for working capital purposes.

Under the Rights Offering, shareholders of the Company will be issued rights to subscribe for an aggregate of up to 671,591,957 common shares of the Company. The subscription price will be Cdn$0.05 per common share, raising an aggregate of Cdn$33.6 million. The Company will issue one right for each outstanding common share, with each 1.1667 rights will entitle a shareholder to acquire one common share at a price of Cdn$0.05 per common share.

On August 9, 2018, triggered by the completion of the private placement, the Company converted a $2 million loan, held by Greenstone Resources LP, Coro’s major shareholder, (“Greenstone”) into 21,883,492 common shares at a conversion price of CAD$0.12 per common share.

(b)                 Environmental Impact Declaration

On June 28, 2018, the Company announced that it had received approval for the Environmental Impact Declaration (“DIA”) for the Marimaca Project, Phase I. (Please refer to Section 2 – Marimaca).

(c)                 Definitive Feasibility Study – Marimaca 1-23 Claims

On June 22, 2018, the Company announced the results of a Definitive Feasibility Study (“DFS”) on claims 1-23 on the Marimaca Project, which was a condition in its earn-in to acquire up to a 75% interest in the Marimaca 1-23 Claims.

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Highlights of the DFS include:

•	Proven and probable mineral reserves of oxide ore of 24.6 million tonnes at 0.8% copper, containing 196,800 tonnes (434 million pounds) of copper;
•	Robust project economics with an after-tax internal rate of return (“IRR”) of 58.8% and a net present value (“NPV”) of $114.0 million (using a 5% discount rate):
•	Mine life of 12 years plus 3 years processing stacked ore;
•	Annual copper production of 10,000 tonnes (year 2-10);
•	Initial capital costs of $22.6 million; and
•	Life-of-mine operating costs of $2.05/lb.

(Please refer to Section 2 – Marimaca).

(d)                 SCMB

On May 9, 2018, the Company announced that it had received its mining permit for Berta Sur Mine Pit Phase 1, which is the primary mine pit in the Berta operations. In addition, the Company also announced that its subsidiary Minera Coro Chile Limitada (“MCC”) had acquired the 35% interest of SCMB owned by ProPipe S.A. (“ProPipe”), resulting in a 100% ownership of SCMB in the subsidiary.

(e)                 Strategic Review

In the first quarter of 2018, the Company undertook a strategic review of its operations which identified a funding solution for SCMB and a decision to focus its expertise and resources on its flagship Marimaca project.

With the objective of minimising future value dilution of Marimaca from SCMB funding requirements, the Company decided that all future funding for SCMB will be raised at the SCMB level (subsidiary level) and not at the corporate level.

In April 2018, Coro entered into a $12 million SCMB financing arrangement for the SCM Berta operation with Coro retaining an interest in the existing SCM Berta operation and the right to participate in the future capital development of the project. Coro agreed to a binding term sheet with Greenstone Resources II (“GSII”), an affiliate of Coro’s largest shareholder, whereby GSII would invest up to $12 million directly in SCMB by way of a convertible loan (the “SCMB Financing”). The SCMB Financing is structured as a secured loan; convertible into shares of Coro’s newly formed wholly owned subsidiary Rising Star Copper Limited (“RSC”) which holds a 100% interest in MCC, which held a 65% interest in SCMB. MCC acquired the remaining 35% of SCMB from ProPipe in May 2018 (Please refer to (d) above). As at June 30, 2018, MCC held a 100% in SCM Berta.

An initial $9 million was advanced on April 19, 2018 and an additional $0.6 million was advanced on July 30, 2018 under the SCMB Facility.

Should GSII convert its loan, GSII would hold a 75% interest in RSC and Coro would retain a 25% interest. Coro retained an option to fund an additional $4 million into RSC which would increase its interest in RSC to 50%. The Coro option matures 125 days from the initial drawdown date.

In addition, Greenstone provided a $2.0 million convertible loan to Coro. The convertible loan has a maturity date of the earlier of an equity financing of not less than $5.0 million and January 30, 2019. The loan is convertible into common shares at a price equal to the greater of (i) $0.09; and (ii) the common share price under an equity financing of not less than $5.0 million. Interest on the convertible loan will be 12% per annum for the first 6 months and 15% thereafter. On August 9, 2018, triggered by the completion of the Private Placement, the Company converted the $2 million loan into 21,883,492 common shares with a conversion price of CAD$0.12 per common share.

(f)                  Loan Arrangement

On February 27, 2018, the Company announced a $5.0 million loan agreement with Greenstone. The loan bears interest at 12% per annum until June 30, 2018, after which interest increased to 15% per annum, and matures eleven months from the effective date.

(g)                 Sierra Miranda Acquisition

On January 22, 2018, the Company agreed to purchase 379 hectares of mining claims (the “SM Claims”) which are immediately adjacent to the north and south of its Marimaca project. Under the agreement, the Company will pay $6.0 million in cash, payable as follows: $100,000 paid upon signing of the agreement and $5.9 million upon the completion of due diligence and certain other transfers of title. On August 3, 2018 the Company paid the $5.9 million option payment to complete the acquisition of the SM Claims.

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(h)                 Board and Management

In April and May 2018, the Company appointed Armando Veliz and Nick Bias to positions of Chief Financial Officer and VP, Corporate Development, respectively. In addition, Petra Decher was appointed to the Board of Directors.

Outlook

In February 2018 the Company commenced a strategic review that has concluded that the Marimaca project offers significant upside potential and represents the greatest opportunity to create value for Coro shareholders. Consequently, the Board of Directors has agreed to focus on the exploration, further development and financing of this flagship project.

The SCMB Financing will provide a funding solution for the SCMB operations without financial recourse to Coro. Coro will retain an interest in the existing SCMB operation and will have an option to participate in the future capital development of the project.

In line with the longer-term vision being established by the Board, the Company completed the acquisition of the SM Claims surrounding Marimaca on August 3, 2018 and announced a financing plan that has paid for the claims and will raise the funds needed to conduct an 10,000 metre exploration program with the aim to reveal the real geological potential of the Marimaca District so that the best value opportunities for the project can be determined.

With the DFS for Marimaca Phase 1 now released, the legal process for Coro to be granted the 51% ownership on the Marimaca claims has been initiated. It is envisaged that this occurs during the course of Q3 2018. Coro may increase its interest by 24%, to a total of 75%, if Coro provides financing for developing the project, as described in the DFS or injects the Ivan plant in to a joint venture company, called Newco Marimaca.

For SCMB, once the convertible loans have been converted and Coro’s interest has been reduced to 25%, a decision will have to be made whether Coro retains a 25% ownership interest in MCC or commits $4.0 million in additional capital to MCC to increase its ownership to 50%. The deadline to make that decision is the end of August 2018.

Marimaca Update

In April 2018, the Company announced an increase of 103% in the Measured and Indicated NI43-101 compliant resources at Marimaca (Please refer to news release dated April 12, 2018).

In June 2018, results from the DFS of Marimaca 1-23 Claims were announced. Completion of the DFS was an important milestone enabling the Company to establish its 51% ownership in Compañía Minera Newco Marimaca (“CMNM”), owner of the Marimaca 1-23 Claims. In the future, Coro may acquire an additional 24% interest in CMNM by obtaining financing to build the project or by transferring ownership of its Ivan SXEW processing plant to CMNM.

The Company completed its acquisition of the SM Claims during Q3 2018. With the completion of the acquisition of 100% of the SM Claims, a 379-hectare package of mining claims immediately adjoining the Marimaca 1-23 Claims to the north and south, and the optioning of the adjacent La Atómica property, the Company will work towards determining the best development plan for the Marimaca area to maximize value creation for its shareholders.

With the successful consolidation of the land surrounding Marimaca and the successful completion of the financing plan, the Company will be well positioned to explore the surrounding area with the objective of increasing size and scale of the project.

SCMB Strategic Review Implications

The strategic review included a comprehensive review of SCMB in assessing short and long term options for operational efficiencies. The following were considered in the review: (i) reducing operating costs; (ii) decreasing risk areas; (iii) identifying operational efficiencies; and (iii) minimising Coro’s ongoing funding exposure to SCMB. Despite significant efforts over the past months, it is expected that SCMB will remain a high cost and high risk operation. One of the conclusions of the operation review of SCMB was that the optimal technical and financial solution for SCMB is likely to implement a SXEW or SXCR crystallization circuit with a capacity of 5,000 tonnes per year.

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The Company is also exploring opportunities in and around the Berta and Nora sites. This may result in a model whereby the Berta and Nora sites become independent from each other, in terms of operation and copper production. Synergies with other mine sites/projects close to SCMB assets may also generate M&A opportunities to create further value to shareholders.

Headquarters Update

As of May 31, 2018, the Vancouver office has been closed. This is in line with the aim to establish the head office of the Company in Chile, where the strength of the team has been increased to give better support to the development of Marimaca. Armando Véliz has been appointed to the role of CFO effective April 16, 2018. Armando is based in Santiago, Chile. A new company secretary (DSA) and legal counsel (Bennett-Jones) were appointed in Canada to enhance shareholder and regulatory communication and compliance. Finally, Nicholas Bias, an experience capital markets specialist, was hired on April 9, 2018, as VP Company Development and Investor Relations.

2 MARIMACA: A POTENTIALLY LARGE-SCALE DEVELOPMENT PROJECT

Marimaca is the Company’s flagship asset with significant resource expansion potential over an expanding property position, with near-term production optionality.

Marimaca is a copper oxide development project located 60km north of the city of Antofagasta in the II Region of northern Chile. Being 14km from the highway and powerline, 22km from the port of Mejillones and a one hour drive from Antofagasta makes it an ideal location from a development perspective.

The Marimaca project started with the Marimaca Claim (optioned August 2014 to earn a 75% interest). In January 2017, the maiden resource estimate incorporating the first drill results confirmed a new discovery and the potential for a sizeable leachable copper deposit in an area of established infrastructure (section 2.1). This maiden resource also gave the Company the confidence to purchase the existing 10,000 tpy (22,204,000 lbs) Ivan SXEW Plant located 18km south of the Marimaca deposit, (section 2.6) in June 2017 – thus providing the opportunity for near-term production growth.

Exploration and acquisition programs have subsequently resulted in a significantly expanded property position in the area including the following acquisitions (100% ownership): in addition to our own staking in the area:

•	Sierra Miranda claims (379 hectares) – Acquisition completed
•	Naguayan claims (1,075 hectares) – Option Agreement
•	La Atómica claims (50 hectares) – Option Agreement

To date, Coro’s approach to the Marimaca project has been two-fold:

1.	In 2017, it completed an infill drill program on the Marimaca Claim to convert its resources to reserves to advance the project through completion of a DFS (completed).
2.	While at the same time it completed an exploration program that extended the known mineralization 300m NW onto the La Atómica Claims and 300m NE on the original Marimaca Claim. The Company’s exploration objective in 2018 is to significantly expand the resources on these combined properties, and also on the recently acquired SM claims. For Naguayan, the Company also intends to conduct some exploratory drilling this year. The Company anticipates releasing a full exploration program for Marimaca in due course.

In June 2018, the Company was granted the Environmental Impact Declaration for its Marimaca Claim according DFS Phase 1 stage.

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2.1           Marimaca Claim

In April, 2018 Coro announced a significantly increased resource estimate for the Marimaca claim, with highlights including:

•	A 103% increase in contained copper tonnes (CuT) in the measured and indicated categories to 303,698 tonnes compared to previous January 2017 resource estimate.

•	Excellent conversion of resources to higher confidence categories as a result of infill drilling.
•	Updated resource does not include the results from drilling completed in 2017 and early 2018 on the neighbouring La Atómica claim, nor from holes drilled elsewhere on the Marimaca claim.

a). Maiden NI 43-101 Resource - January 2017

Prior to Coro’s ownership, the Marimaca property had never been drilled. In May 2016, final results from Coro’s 16-hole, 2,680m reverse circulation (“RC”) drilling program were announced, which intersected substantial copper mineralization in all holes. The first eight holes included MAR-04 which intersected 200m at 0.71% CuT. The second eight holes included MAR-10 which intersected 150m at 1.13% CuT.

In October 2016, the results from a 44-hole (38 RC and 6 diamond drill (“DD”)), 11,060m drill program confirmed the extent and continuity of the deposit. The results were released in three batches with the following highlighted intercepts:

- 190m @ 0.80% CuT & 256m @ 0.62% CuT

- 330m @ 0.80% CuT, 236m @ 0.81% CuT & 188m @1.06% CuT

- 192m @ 0.83% CuT, 102m @ 0.79% CuT & 82m @ 0.83% CuT

The Marimaca maiden resource estimate was released in January 2017, which defined sufficient resources to proceed with and complete the Rayrock acquisition.

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b). Updated NI 43-101 Resource Estimate - April 2018

Apart from the original drilling campaign conducted in 2016, an infill drilling program was conducted in 2017. This program comprised approximately 10,000 metres of reverse circulation drilling for a total of 50 holes using two drill rigs. In addition, a program of 1,500 metres of diamond drilling in 14 drill holes was executed in order to provide geotechnical and samples for metallurgical column test work in support of the Marimaca DFS on this property.

Details of the Updated Resource at a 0.20% CuT cut-off grade are presented in the following table, where CuT means total copper and CuS means acid soluble copper:

Table 1: Resource Estimate at a 0.20% CuT cut-off grade
Category	tonnes	%CuT	%CuS	Cu tonnes
	x 1000			CuT	CuS
Measured	22,407	0.70	0.49	156,398	108,672
Indicated	24,347	0.61	0.39	147,300	95,197
Measured + Indicated	46,754	0.65	0.44	303,698	203,869
Inferred	11,043	0.48	0.28	52,894	30,367

In-Pit Resource

To demonstrate the potential economic viability of the Marimaca claim resource, a series of Whittle pit optimizations were completed utilizing appropriate operating costs, results obtained from metallurgical test work, and a variety of copper prices. The resources were estimated only for oxide and mixed-enriched copper mineralization which can be processed by heap leaching (“HL”) and run-of-mine (“ROM”) leaching to produce cathode copper. Due to their differing metallurgical characteristics, the resources were categorised according to mineral type. No resources were estimated for primary sulphide mineralization, occurring in deeper portions of the deposit. At a $3.50/lb long-term copper price, the in pit resource was estimated to be:

Table 2: In-Pit Resource
Category	tonnes	%CuT	%CuS	Cu tonnes
	x 1000			CuT	CuS
Measured	21,456	0.72	0.50	153,469	107,079
Indicated	21,555	0.64	0.42	137,023	90,422
Measured + Indicated	43,012	0.68	0.46	290,492	197,501
Inferred	5,685	0.58	0.35	32,773	19,706

As with the January 2017 resource estimate, the in pit resource is constrained by the Marimaca claim property limits, such that all blocks occurring outside the property were assigned a 0%CuT grade. Accordingly, this limited pit design contains 68,271kt of waste and has a strip ratio of 1.4:1. For full information on the updated resource reference should be made to the Company’s news release dated April 12, 2018. It is important to note that it is expected that this early stage resource will change as the acquisition of surrounding ground has the potential to expand the resource and increase the size and scale of mining operations.

Furthermore, the resource did not include the scout holes drilled to the NE of the Marimaca resource. Thick mineralization averaging 180m @ 0.58%CuT was intersected from surface in one of the scout holes drilled some 300m NE of the Marimaca resource, indicating that the deposit continues in this direction. A second hole intersected 42m @ 1.82%CuT at depth as mixed and primary mineralization in the area immediately NE of the resource. Of the remaining five holes, three hit partially leached mineralization, possibly associated with faulting, while the other two appear to have defined the southern boundary of the leachable deposit in this part of the claim.

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c). Definitive Feasibility Study - June 2018 (Early Stage Marimaca 1-23 Claims only)

It should be noted that the Feasibility Study only relates to the early stage Marimaca 1-23 Claims and does not represent the full potential for Marimaca.

Reserves & Resources

Mineral reserves for the Marimaca 1-23 Claim Project have been estimated by NCL Consultants, using industry best practices and conforming to the CIM Definition Standards for Mineral Resources and Mineral Reserves (10 May 2014).

Mineral Reserves and Mineral Resources are summarized in the table below and have respective effective dates of 22 May 2018.

Table 3: Mineral Reserves and Mineral Resources
	Tonnes			Cu Contained
Category	Mt	% CuT	% CuS	Mlbs
Proven	12.7	0.83	0.62	232
Probable	11.9	0.78	0.56	204
Proven + Probable	24.6	0.80	0.59	434
Measured	22.4	0.70	0.49	345
Indicated	24.3	0.61	0.39	325
Measured + Indicated	46.8	0.65	0.44	670
Inferred	11.0	0.48	0.28	117

CuT: total copper tonnes

CuS: acid soluble copper tonnes

Mineral reserves are reported as constrained within measured and indicated pit design and supported by a mine plan featuring a constant throughput rate. The pit design and mine plan were optimized with slopes angles varying from 42.3° to 52.2°, ore and waste mining average cost of $2.47/t, process and G&A of $12.14/t, SX-EW of $0.30 USD/lb, selling costs of $0.07 USD/lb at a copper price $3.0 USD/lb, as well as a variable recovery as function of solubility ratio. The average processing recovery is 65% and for this average, the cut-off is 0.32% CuT.

Mineral Reserves considers 1% of mining dilution.

Mineral Resources are inclusive of mineral reserves.

Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content

Tonnage and grade measurements are in metric units. Contained copper is reported in millions of pounds.

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Estimated Capital Costs

Table 4: Estimated Capital Costs
Area	Equipment ($000’)	Construction ($000’)	Total ($000’)
Mine		1,541	1,541
Crushing	1,181	482	1,663
Agglomeration	111	27	138
Leaching	1,188	3,076	4,264
SX-TF-EW	4,952	1,944	6,895
Sulphuric Acid & Reagents	187	165	351
Infrastructure	1,048	1,062	2,110
Total Direct Capex Costs	8,666	8,297	16,964
Project Administration			469
Detail Engineering			330
Commissioning & Start-up			256
First Fill			1,710
Total Indirect Capex Costs			2,765
Project Contingency 10%			1,749
Project Grand Total			21,478
Owner Allowances (5%)			$1,074
Total			22,552

In addition, $8.1 million has been considered for sustaining capital and $4.4 million for mine and plant closure costs. In total, investment costs for the project life will be $35 million. The capital cost estimated excluded losses or gains that may arise from foreign exchange rate variations, cost escalation and other factors.

Operating Costs

Table 5: Estimated Operating Costs
Items	$/t ore	$/lb
Mining	$8.18	$0.71
Plant	$12.27	$1.07
G&A	$3.19	$0.28
Total	$23.64	$2.05

Plant Refurbishment

This early stage feasibility study envisaged that the Ivan Plant Facilities will be refurbished and updated to process 1.8 Mt per year and secure the 10,000 tpa of copper production. The principal works include:

•	Existing No1 crushing line expanded and modified by adding a closed circuit tertiary crushing line
•	Existing agglomeration line overhauled
•	Leaching will take place on 3 heap leach pads located at Ivan
•	The solvent extraction mixers-settlers will be replaced with conventional technology
•	Electrowinning refurbishment includes civil rehabilitation, cell tanks, piping distribution and electric busbars maintenance works

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After-tax Sensitivity

Table 6: After- tax Sensitivity Analysis
Sensitivity Analysis		(20%)	(10%)	--	10%	20%
Recovery	NPV5%	$28	$72	$114	$156	$198
	IRR	21%	41%	58%	75%	90%
Opex	NPV5%	$174.9	$144.5	$114.1	$84.7	$53.1
	IRR	83%	71%	58%	46%	32%
Capex	NPV5%	$118.7	$116.4	$114.1	$111.8	$109.6
	IRR	70%	64%	58%	54%	50%
Cu grade	NPV5%	$28.4	$72.4	$114.1	$156.2	$198.2
	IRR	21%	41%	58%	75%	90%
Cu Price	NPV5%	$24.0	$70.3	$114.1	$158.3	$202.4
	IRR	18%	40%	58%	75%	92%

2.2           Properties Adjacent to Marimaca Claim

These are claims that are immediately adjacent to the known mineralization at Marimaca.

La Atómica Claims (50 hectares)

This property, held under an October 2017 option agreement (section 3.6), directly adjoins the Marimaca project to the northwest. In January 2018, the Company announced the results from the extension drilling on the Atómica property and the results from drilling on the NE of the Marimaca claims. The drilling at La Atómica intersected leachable copper mineralization in ten out of twelve holes, with the remaining two holes confirming the location of the SW faulted boundary of the deposit. The mineralized holes contained multiple intersections of oxides similar in grade and thickness to Marimaca, highlighted by 140m at 0.46%CuT from surface, with some mixed and remnant enriched mineralization at depth, highlighted by 72m at 1.34%CuT.

The resource noted above does not include any of the extension drilling on the Atómica property or on the NE of the Marimaca claim which extended the known mineralization of Marimaca to the NW. Follow up drilling is planned in 2018.

Sierra Miranda Claims (379 hectares)

In January 2018, the Company entered into an agreement to acquire a 379 hectares’ package of mining claims (the “SM Claims”) immediately adjoining its Marimaca property to the north and south (section 3.6). Although subsequent to the period under review, this acquisition was completed in early August 2018.

2.3           Marimaca District Claims

Includes properties that are not immediately adjacent to the known mineralization on the Marimaca claims.

Naguayan Claims (1,075 hectares)

Prospective for Marimaca type mineralization, the property, held under a January 2018 option agreement (section 3.6), comprises a large block of exploitation claims located northeast of the Marimaca claims.

2.4           Other Exploration Properties, Chile

In June 2017, through the Rayrock acquisition, Coro acquired an additional 38,253 hectares of mining claims (the Ivan claims and Sierra Medina claims).

Ivan Claims (23,748 hectares),

The mining claims extend between Marimaca and the Ivan Plant.

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Sierra Medina Claims (14,505 hectares)

Located in an attractive and emerging region in Chile, Coro now controls an important package of land in this district comprising 14,505 hectares of mining claims (35,842 acres), which are strategically located 40km from Antofagasta Minerals’ Antucoya mine and Rencoret project, 50km from Mantos Blancos mine; and 60km from Marimaca (section 3.6).

In 2015, the previous owner of the Sierra Medina claims, indicated undefined resources of 12.2 million tonnes at 1.18%CuT & 0.86%CuS at a 0.7%CuT cut-off. Coro has not conducted any due diligence on these resources and cannot give any assurance regarding their economic viability. Both the Ivan claim block and Sierra Medina claim block resources are believed to have been estimated to industry standards, but are not compliant with NI43-101 and therefore should not be relied on. These claims have a high geological potential.

2.5           Rayrock Acquisition

In addition, the acquisition of Rayrock included a large block of claims between Marimaca and the Ivan Plant, which significantly extends the Company’s land package in the region. The following table sets out the details of the Rayrock purchase:

Table 8: Rayrock Purchase Consideration ($000’s)

Cash	6,219
Transaction costs	389
Total purchase consideration	6,608
The purchase price was allocated as follows:
Current assets	23
Ivan plant	10,786
Total assets	10,809

Current liabilities	216
Restoration provision	3,985
Total liabilities	4,201

Net identifiable assets acquired	6,608

2.6           Marimaca Development Plan

The decision to implement the Marimaca Plase 1 as outlined in the DFS, will be dependent on results of the exploration program planned for later in 2018, following the successful completion of the financing plan.

In August 2017, the Company initiated an early stage DFS with the mine plan being undertaken by NCL Ingeniería y Construcción S.A. (“NCL”) and INGEROC conducting the geotechnical work. Environmental & permitting work was undertaken by Bordoli Consultores Asociados and was successfully submitted to the Chilean authorities. As part of the DFS, the Company has also conducted additional metallurgical test work and infill drilling, with the results being used to update the geological resource (and subsequently the in pit resource). The DFS was completed and filed in SEDAR during Q2 2018.

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The initial DFS which allows Coro to earn into the Marimaca claims will include 10,000 tonnes (22,046,030 lbs) of copper cathode per year via the Ivan Plant. The DFS considers trucking ore from Marimaca to the Ivan Plant. The DFS work also included completing infill and geotechnical drilling.

Whilst the near-term focus will be on examining the greater opportunities of an enlarged Marimaca, some development activities over the next 12-months will be undertaken to confirm the capex figures generated in the Marimaca DFS. In parallel, it is intended to develop and submit documentation for the sectorial permits to be processed and granted by the Chilean authorities, so that should a decision ever be made on develop the Phase 1 the project it would be fully permitted.

3 Financial Position Review

3.1       Cash and Working Capital

	December 31,	June 30,
Table 9: Cash and Working Capital ($000’s)	2017	2018
Cash and cash equivalents	2,811	2,891
Accounts receivable and prepaid expenses	3,299	4,411
Inventories (table 10)	1,956	3,115
Accounts payable and accrued liabilities	(10,819)	(8,108)
Current portion of other debt (note 8)	(3,412)	(20,135)
Net working capital (including current portion of debt)	(6,165)	(17,826)
Net working capital (excluding current portion of debt)	(2,753)	2,309

During the six months ended June 30, 2018, the Company financed its activities principally with $16 million loans from its shareholders Greenstone and GSII (section 3.3.1). A $5 million loan in Q118, a $2 million convertible loan and a $9 million convertible loan for SCMB funding plan (reorganization) in Q218. Cash outflows mainly included $8 million in funding requirements for SCMB, $3.1 million to advance its development and exploration programs at Marimaca, $0.5 million to purchase SCMB minority interest, $0.6 in loan repayments and the remaining for general working capital requirements.

As of June 30, 2018, accounts receivable balance increased from $3.3 million to $4.4 million compared to as of December 31, 2017, mainly due to an increase in the environmental bonding requirements at SCMB of $1.1 million.

As of June 30, 2018, accounts payable balance decreased to $8.1 million from $10.8 million compared as of December 31, 2017, mainly due to the decrease in accounts payables and accruals after receiving the funding from Greenstone and GSII, partially offset by the increase in the aforementioned unpaid environmental bond of $1.1 million.

Current debt increased from $3.4 million to $20.1 million and it is mainly due to a $5 million loan received in February 2018 and a $2 million convertible loan in April 2018 and $9 million convertible loan in April 2018 (section 3.3.1), and the accrual of the interest and fees and the fair value of the remaining payments in the future related to the buyout of the Company’s 35% minority interest in SCMB (ProPipe).

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	December 31,	June 30,
Table 10: Inventories ($000’s)	2017	2018
Consumable parts and supplies	160	531
Ore stockpiles	258	654
Copper in circuit	1,083	868
Finished goods	455	1,062
Total inventory	1,956	3,115

3.2       Other Assets

	December 31,	June 30,
Table 11: Other Assets ($000’s)	2017	2018
Property, plant and equipment	28,790	28,871
Berta mine development (section 5)	7,986	7,978
Nora plant (section 5)	4,000	4,000
Ivan plant (section 5)	10,693	10,693
Berta facilities (section 5)	5,718	5,730
Construction in progress (other)	264	264
Other	129	206
Exploration & evaluation assets	5,930	9,049
Marimaca (section 2.1)	5,100	7,186
La Atomica	515	1,123
El Jote	315	440
Sierra Miranda	-	100
Naguayan	-	200
Total other assets	34,720	37,920

Ivan Plant

Purchased in June 2017 (section 2.6), the Ivan Plant is not currently operative and will be kept in care and maintenance until it is necessary to start commissioning and testing. The Company expensed a total of $0.7 million for care maintenance costs associated with the Ivan Plant for the six months ended June 30, 2018.

Total assets of Coro as at June 30, 2018 were $48 million (Dec 2017: $43 million).

3.3       Other Liabilities

	December 31,	June 30,
Table 12: - Other Liabilities ($000’s)	2017	2018
Current	3,412	20,135
Finance lease	160	-
Shareholder loans (section 3.3.1)	2,940	19,633
ProPipe loan	-	502
Deferred revenue	313	-
Non-current	6,833	7,515
Other debt	250	853
Restoration provision	6,583	6,662
Total other liabilities	10,245	27,650

As of June 30, 2018 Shareholders’ loans increased by $17.2 million, from $2.9 as at December 31, 2017 to $20.1 at June 30, 2018. The change is mainly due to Loan 2, Loan 3 and Loan 4 described below.

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3.3.1       Shareholder loans

Loan 1 (To be repaid using the proceeds from the Rights Offering announced on 7 August 2018)

In December 2017, Coro entered into a credit agreement with its major shareholder Greenstone, pursuant to which Greenstone advanced $3 million to the Company. Under the terms of the credit agreement, the loan has an eleven-month term and bears interest at 12% per annum until March 31, 2018, after which the interest has increased to 15%. Greenstone will receive a 3% arrangement fee payable at the end of the loan term under the credit agreement.

As of June 30, 2018, the Company owes $3.3 million, including accrued $0.3 million in interest and fees.

Loan 2 (To be repaid using the proceeds from the Rights Offering announced on 7 August 2018)

In February 2018, Coro entered into a further credit agreement with Greenstone pursuant to which Greenstone advanced $5 million to Coro. Under the terms of the credit agreement, the loan has an eleven-month term and bore interest at 12% per annum until June 30, 2018, after which the interest rate increased to 15%. Greenstone will receive a 3% arrangement fee payable at the end of the loan term under the credit agreement.

As of June 30, 2018, the Company owes $5.3 million, including accrued $0.3 million in interest and fees.

Loan 3 (To be converted as part of the Comprehensive Financing Plan, announced on 7 August 2018)

In April 2018, Coro signed a convertible loan agreement with Greenstone for a $2 million convertible loan to fund ongoing working capital requirements including Marimaca project costs and associated corporate costs. The convertible loan has a maturity date of the earlier of an equity raising by Coro of not less than $5 million and 30 January 2019. The $2 million is convertible into common shares of Coro at a price equal to the greater of: CA$0.09 and the Coro common share price of any equity raising by Coro. The convertible loan will attract interest of 12% for the first 6 months and 15% interest thereafter.

The conversion feature represent embedded derivatives as the Company will be required to deliver a variable number of its own shares (priced at the greater of CA$0.09 per share and the Coro common share price of any equity raising by Coro) in exchange for a fixed amount of U.S. dollars. These derivatives are of nominal value

As of June 30, 2018, the Company owes $2.05 million, including $0.05 million in interest and fees. On August 9, 2018 the loan was converted into Coro’s shares. A total of 21,883,492 common shares were issued to Greenstone at a conversion price equal to the private placement price of CAD 0.12 per share.

Loan 4

In April 2018, Coro entered into the SCMB Financing for the SCM Berta operation with Coro retaining an interest in the existing SCM Berta operation and the right to participate in the future capital development of the project. Coro agreed to a binding term sheet with GSII, whereby GSII would invest up to $12 million directly in SCMB. The SCMB facility was structured as a secured loan; convertible into shares of Coro’s newly formed and 100% owned subsidiary Rising Star Copper Limited which has a 100% interest in MCC. MCC is now the subsidiary that has a 100% interest in SCMB.

As of June 30, 2018, an initial $9 million of the $12 million had been advanced to MCC and an additional $0.6 million was drawn under the SCMB in August 2018.

The proceeds were used to reduce creditor balances, funds required for capital expenditures, perform engineering, test work and option payments and make an initial payment of $0.5 million to acquire the 35% minority interest in SCMB.

Q2 2018 MD&A (expressed in U.S. Dollars)	TSX Symbol: COP	Page| 14

3.4       Equity and Financings

	December 31,	June 30,
Table 13: Shareholders’ Equity ($000’s)	2017	2018
Common shares (table 15)	92,635	92,635
Contributed surplus	7,789	8,002
Accumulated other comprehensive income ("AOCI")	439	778
Deficit	(74,331)	(88,836)
Non-controlling interest (“NCI”)	(4,810)	-
Total shareholders’ equity	21,722	12,579

Equity instruments

	December 31,	June 30,
Table 14: Equity Instruments	2017	2018
Common shares outstanding	651,929,511	651,929,511
Options outstanding	33,450,000	38,350,000
Weighted average exercise price	CA$0.13	CA$0.13
Market capitalization ($000’s)	CA$78,231	CA$67,056
Closing share price	CA$0.12	CA$0.10

Coro was incorporated in 2004 and is listed on the Toronto Stock Exchange, under the symbol “COP”. As of June 30, 2018 the Company had 651,929,512 (December 31, 2017: 651,929,512) shares outstanding and a market capitalization of CA$67.1 million. The Company has its registered corporate office in Vancouver BC, Canada.

Table 15: - Use of Proceeds Table
Description	Shares (000’s)	Price CA$	Gross Proceeds ($000’s)	Intended Use	Actual Use
Feb 16 – Share Issuance	79,800	$0.04	CA$3,192	Marimaca, Berta & working capital	As intended
May 16 – Conversion	106,730	$0.10	Conversion of Convertible Debenture (no proceeds received)
July 16 – Share Issuance	100,000	$0.10	CA$10,000	Marimaca, Berta & working capital	As intended
Dec 16 – Share Issuance	37,523	$0.14	CA$4,000	Marimaca, Berta & working capital	As intended
Mar 17 – Share Issuance	15,592	$0.15	CA$2,300	Marimaca, Berta & working capital	As intended
Apr 17 – Share Issuance	92,088	$0.15	CA$13,800	Marimaca, Rayrock & working capital	As intended
Sep 17 – Share Issuance	35,900	$0.13	CA$4,667	Marimaca DFS & working capital	As intended
Oct 17 – Share Issuance	20,662	$0.13	CA$2,686	Marimaca DFS & working capital	As intended

3.5       Non-controlling Interest

Acquisition of Propipe 35% interest in SCMB

Under the SCM Berta Amended Shareholders Agreement, ProPipe held a 35% interest in SCM Berta. In April 2018, the Company acquired ProPipe’s 35% interest in SCM Berta for a purchase price of $2.0 million, payable as follows: (i) $0.5 million upon execution of sale agreement; (ii) $0.5 million payable 12 months following the initial payment; (iii) $0.5 million payable 18 months following the initial payment; and (iv) $0.5 million payable 24 months following the initial payment (25th May 2018).

The purchase price fair value was estimated at $1.9 million, with $1.4 million included in other debt related to the future payments. The transaction was considered a change in the ownership of a controlled subsidiary and accordingly, it has been accounted for as an equity transaction. The Company recorded a total of $7.2 million directly to its accumulated deficit and reduced the non-controlling interest relating to ProPipe to $nil.

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3.6       Commitments and Option Payments

The following table shows the contractual obligations of the Company including property options payments as at June 30, 2018:

Table 16: - Contractual Obligations and Option Payments ($000’s)	Six Months 2018	2019	2020	Thereafter	Total
Property option payments
Marimaca	125	-	-	-	125
La Atómica	500	1,000	4,400	-	5,900
Sierra Miranda	5,900	-	-	-	5,900
Naguayan	-	300	700	5,300	6,300
El Jote	125	2,440	-	-	2,565
Total property option payments	6,650	3,740	5,100	5,300	20,790
Operating leases	54	95	70	-	220
Total	6,704	3,835	5,170	5,300	21,010

As of the day of the MD&A, the Company paid the $5.9 million toward its Sierra Miranda Option Agreement and $125,000 to the Marimaca Option Agreement.

a)	Marimaca properties, Chile

Marimaca claims (“MC”)

In August 2014 and subsequently amended in April 2017, the Company entered into an agreement to acquire up to a 75% interest in the Marimaca claims. The Company can earn a 51% interest by paying $185,000 in two payments, $60,000 (paid initially) and the remaining $125,000 (paid in June 2018) following the completion of the NI 43-101 compliant resource estimate and engineering study demonstrating the technical and economic feasibility of an operation producing a minimum 1,500tpy of copper cathode by August 2018 (completed). Coro can acquire a further 24% interest by obtaining project construction finance or contributing the Ivan Plant. The owner of the property will maintain a 25% interest with a 15% interest free carried to commercial production and a 10% participating interest that is subject to dilution.

Commencing January 1, 2017, the costs associated with the Marimaca property were capitalized.

After completing all the milestones to acquire 51% interest in the Marimaca option agreement and subsequent to June 30, 2018, the Company announced a completed private placement and a sub-guaranteed Rights Offering and outlined the plans for the Marimaca Claim and its surrounding acquisitions.

La Atomica claims (“LA”)

Under the terms of the August 2017 La Atomica Letter of Intent (“LOI”) (Option Agreement signed October 2017), the Company may acquire 100% of the La Atomica property by paying a total of $6.0 million as follows: $100,000 (paid); $0.5 million on the 12-month anniversary date; $1.0 million on the 24-month anniversary date; and $4.0 million on the 36-month anniversary date. A 1.5% NSR is payable on the claims, with the Company retaining an option to purchase 0.5% out of the 1.5% for $2.0 million at any time.

La Atomica claims are an important part in the development plan of the Marimaca claim because the claims are very close to the limits of the Marimaca claim. Subsequent to June 30, 2018, the Company announced a completed private placement and a sub-guaranteed Rights Offering and outlined the plans for the Marimaca Claim and its surrounding acquisitions.

Sierra Miranda claims (“SM”)

Under the terms of the January 2018 Sierra Miranda LOI, the Company may acquire 100% of Sierra Miranda mining claims (the “SM Claims”) immediately adjoining its Marimaca claims for a total cash consideration of $6.0 million of which $100,000 was paid in Q1 2018 and in August 2018, the remaining balance of $5.9 million was paid on completion of due diligence and certain transfers of title. In addition, the claims will be subject to a 2% NSR.

Q2 2018 MD&A (expressed in U.S. Dollars)	TSX Symbol: COP	Page| 16

Considered a crucial part in the development plan of Marimaca, the Sierra Miranda claims will be part of the Company’s exploration plans announced subsequent to June 30, 2018.

Naguayan claims (“NAG”)

Under the terms of the October 2017 Naguayan LOI (Option Agreement signed January 2018), the Company may acquire 100% of the Naguayan property for a total of $6.5 million; $200,000 (paid); $300,000 on the 12-month anniversary date; $700,000 on the 24-month anniversary date; $1.75 million on the 36 month anniversary date; and $3.55 million on the 48-month anniversary date. A 1.5% NSR is payable, with the Company retaining an option to purchase 0.5% out of the 1.5% for $2.0 million within the first 12 months following the start of commercial production on the property. As the Naguayan claims are not located adjacent to the known mineralization, only acquisition costs are capitalized at this time.

The real geological potential of the Marimaca District still has to be determined by the Company.

b)	Other properties, Chile

El Joté

In May 2016, SCMB optioned the El Joté (formerly called “Salvadora”) a copper project located ~ 30km NW of the Nora Plant and 58 km NE of the port of Chañaral in the III Region of Chile. Under the terms of the agreement, SCMB may acquire a 100% interest in the property by completing the following option payment schedule totalling $3.0 million; $320,000 on or before May 2016 (paid); $250,000 on or before May 2018 (paid $125,000) and $2.43 million on or before May 2019. The final payment may be made in eight equal instalments of $0.3 million plus interest at LIBOR, and SCMB may start production with the first instalment payment. A 1.5% NSR is payable, which can be purchased for $1.5 million at any time.

On May 2018, the company paid $125,000 and signed an agreement to defer the remaining $125,000 of the $250,000 payment due on May 2018 to August 15, 2018.

El Jote is a potential additional source of future feed for Nora Plant, so the Company is evaluating the results of the work done recently in the property in order to know its full potential.

Q2 2018 MD&A (expressed in U.S. Dollars)	TSX Symbol: COP	Page| 17

4 Expenditures Review

The following table details the Company’s quarterly expenditures for the last 8 quarters.

Table 17: ($000’s)
Expenditures Summary	Q316	Q416	Q117	Q217	Q317	Q417	Q118	Q218
Expenses
Exploration expenditures (table 19)	1,157	423	18	38	6	89	420	379
Writedown exploration and evaluation asset		-	-	220	-	-	-	-
Inpairments					-	15,683	1,621	2,641
Ivan plant care and maintenance	-	-	-	-	324	249	406	306
Depreciation and amortization	4	5	5	6	7	6	19	23
Legal and filing fees	12	13	25	28	4	7	30	92
Other corporate costs	61	131	156	106	139	181	168	142
Salaries & management fees	183	139	229	177	258	309	444	344
Share-based payments	304	426	201	294	115	101	92	122
Operating loss	1,720	1,136	634	870	854	16,627	3,200	4,049
Finance income	(60)	(88)	-	-	-	(10)	28	85
Foreign exchange loss (gain)	16	(134)	68	96	21	63	25	462
Unrealized loss (gain) on held-for-trading	(3)	(9)	(12)	1	4	(1)	3	5
Loss per quarter	1,674	905	690	966	878	16,678	3,256	4,601
Attributable to:
Owners of parent	1,653	907	588	832	717	11,485	2,724	4,602
Non-controlling interest	20	(2)	7	11	20	5,551	532	(1)
Other comprehensive loss (income)	(42)	114	(50)	(36)	68	150	(143)	(196)
Comprehensive loss	1,632	1,019	546	807	805	17,185	3,113	4,405
Attributable to:
Owners of parent	1,612	1,021	538	796	785	11,634	2,581	4,406
Non-controlling interest	20	(2)	7	11	20	5,551	532	(1)
Basic loss (earnings) per share ($)	0.00	0.00	0.00	0.00	0.00	0.02	0.00	0.01
Fully diluted loss per share ($)	0.00	0.00	0.00	0.00	0.00	0.02	0.00	0.01

As of June 30, 2018, the Berta/Nora complex had not reached a state of commercial production and therefore has not recorded any sales or revenues.

In Q4 2017, the Company recorded an impairment charge against the Nora asset of $15.7 million (section 5.2). Q2 2017 includes the write off of the deferred exploration costs associated with the Planta Prat project. A further $1.6 million and $2.6 million impairment charges were recorded in Q118 and Q218 respectively at Nora Plant as a result of the capitalization of additional losses incurred during those periods.

The Ivan Plant is not currently operating, and therefore the related care and maintenance costs are required to be expensed and therefore the Ivan Plant holding costs at the Ivan Plant have been expensed and reflected in the statement of loss.

Other corporate costs mainly include corporate travel costs, audit and accounting fees, insurance, rent and investor communications costs. Included within Q216, Q416, and Q117, are costs associated with an increasing marketing effort surrounding the $12.0 million financing (section 5.1). In Q217 and Q317, expenses include accounting fees for taxation matters related the 2016 amalgamation and other tax related filings, travel expenses for a board meeting in Chile and costs in connection with the marketing efforts towards the $6 million private placement closed in October 2017. In Q417, costs are related to corporate travel for a second board meeting in Chile and also investor relations travel and conferences costs. Q118 and Q218 expenditures are consistent with the same periods in 2017.

Salaries and management fees are limited to corporate salaries and do not include any Chilean-based exploration and development team members. The increase in Q317 is due to the incorporation of the new President and CEO in June 2017. The increase in Q316 is associated with a one-off payment made in respect of the retirement of a founder and executive director of the Company. In addition, effective September 1, 2016, the Company began paying fees to Directors who had previously not been compensated for services provided. Q1 and Q217 costs are higher due to the appointment of our VP Communications and investor relations, and the President and CEO in June 2017. The increase in Q118 is associated with severance costs. In Q218, due to the Company’s restructuring plan, the expenses for the quarter reflect the new salaries for the new CFO and staff in Chile partially offset by the elimination of salaries from the Vancouver office in May 2018.

Q2 2018 MD&A (expressed in U.S. Dollars)	TSX Symbol: COP	Page| 18

The variation in the share-based compensation is consistent with the various options granted.

In Q218, the foreign exchange loss is significant due to the strength of the USD compared to CAD and CLP, mainly related to the increase in loans and debts at Canada and Chile.

4.1        Other Exploration Costs

The Company’s other exploration properties include Marimaca District, Celeste and El Jote. The group others include Llancahue, Gloria, Sierra Medina, and Ivan claims.

Table 18: ($000’s)	Quarterly								YTD
Exploration Chile	Q316	Q416	Q117	Q217	Q317	Q417	Q118	Q218	2016	2017	2018
Consult, lab & prof.	87	104	-	-	-	-	-	-	253	-	-
Drilling & trenching	929	171	-	-	-	80	61	179	1,445	80	240
General & admin costs	47	96	15	14	6	9	336	221	349	44	557
Property investigations	94	52	3	24	-	-	22	-21	194	26	1
Property acquisition	-	-	-	-	-	-	-	-	-	-	-
Total exploration costs	1,157	423	18	38	6	89	420	379	2,241	150	798
By Project:
Marimaca	1,231	396	-	-	-	-	-	-	2,101	-	-
Marimaca District (incl. Naguayan)	-	-	-	-	-	80	79	113	-	80	192
Celeste	-	-	-	20	-	-	22	-21	19	20	1
El Jote	-	-	-	-	-	-	7	5	-	-	11
Others	(74)	27	18	18	6	9	312	282	121	51	594
Total exploration costs	1,157	423	18	38	6	89	420	379	2,241	150	798

Exploration expenses dropped significantly in Q117 as a result of starting to capitalize exploration expenditures on Marimaca following the release of the NI 43-101 resource and management’s belief that these costs can now be recovered. General and Administration costs include a portion of all administrative costs of running the Company’s Santiago office and a provision for VAT. In Chile, VAT is not refundable in cash and is applied against other VAT credits. Property investigations costs in Q216 principally relate to the payment of annual Patentes (mining taxes) on the Celeste and Llancachue’s exploration properties; and from Q316 and Q416 mainly relate to Marimaca District’s exploration property assays and mining claims payments. Q118 includes the payment of claim fees associated with the Company’s enlarged land position. In Q218 expenditures include drilling expenditures at Sierra Medina and other properties and general and administrative expenses for the same claims.

4.2       Related Party Disclosure

The Company considers related party all key management personnel having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any directors (whether executive or otherwise) of the entity.

Table 19: Key Management	Quarterly								YTD
Personnel Compensation ($000’s)	Q316	Q416	Q117	Q217	Q317	Q417	Q118	Q218	2016	2017	2018
Short-term employee benefits	264	185	505	235	308	308	552	282	839	1,356	834
Share-based payments	261	364	188	279	110	95	86	76	683	672	162
Total	525	549	694	515	419	402	638	358	1,522	2,028	996

Q2 2018 MD&A (expressed in U.S. Dollars)	TSX Symbol: COP	Page| 19

Loan Disclosures

On August 9, 2018, triggered by the previously announced and completed Private Placement, the Company converted a $2 million loan, held by Greenstone, into 21,883,492 common shares at a conversion price of CAD$0.12 per common share.

5 SCMB REORGANIZATION & OPERATION

5.1       Reorganization & Financing Overview

On April 19, 2018, the Company entered into the $12 million SCMB Facility to provide a funding solution for the SCMB operations without financial recourse to Coro which was approved by disinterested shareholders at the annual general and special shareholders’ meeting on June 27, 2018. Under the terms of the SCMB Facility, Coro retains an interest in the existing SCMB operation with the opportunity to participate in the future capital development of the project if it is further de-risked. Notwithstanding the achieved and potential operational improvements, it is expected that SCMB will remain a higher cost and higher risk operation due to the requirement to haul Pregnant Leach Solution, especially challenging in a lower copper price environment. For SCMB, once the $12 million in convertible debt has been converted, a decision will have to be made whether Coro retains a 25% interest in SCMB or contributes an additional 4 million to buy back to the 50% ownership. The deadline to make this decision is the end of August 2018.

5.2       SCMB Operation

The SCMB operation includes the Nora Plant and the Berta deposit (“Berta”). The primary feed for Nora to date has been Berta, which is located ~20km west of the village of Inca de Oro and 62 kilometres by road south of Nora, in the III region of Chile.

The following table shows the copper production and sales from SCMB since inception.

	Quarterly								Annual		YTD
Table 20: SCMB KPIs	Q316	Q416	Q117	Q217	Q317	Q417	Q118	Q218	2016	2017	2018	LTD
Cathode produced	490	508	421	496	644	765	828	747	1,775	2,326	1,575	5,758
Cathode sold	458	528	459	477	627	753	829	653	1,804	2,317	1,482	5,602

In December 2016, construction of the Berta crushing, agglomeration, and leaching facilities commenced and trucking of PLS to the Nora Plant started in June 2017 which explains the increase in production in Q3 2017. Decreased SCMB production was reported during Q2, compared to Q1. This unplanned result was due to a variety of operational problems, especially in the SX and EW sections in Nora, which required additional capital investment to resolve.

As a steady state production level has not yet been achieved, no unit cost (cost per pound) information has been provided for SCMB and this will continue to be the case until when production can be ramped up toward the intended project capacity.

In June 2017, SCMB was granted an operating permit for the Berta plant based on static pads from Sernageomin, the Chilean Mining Authority. In April 2018, through Exempt Resolution N°1203/2018, SCMB was granted the Berta Sur Pit Phase 1 mine technical permit. As subsequently, due to the need for improving leaching recoveries, the static pads had to be modify to dynamic pads, in addition to the associated changes to installations, the plant operating permit will again have to be modified. A modified DIA, which should include a new SXEW or SXCR plant in Berta is under preparation and should be submitted to the Chilean authorities during Q3. Furthermore, at the mining operations, the remaining pits (other than Berta Sur), information and data are being prepared for submission to Sernageomin for the granting of a permit.

Q2 2018 MD&A (expressed in U.S. Dollars)	TSX Symbol: COP	Page| 20

Development and Capitalized Operational Expenditure Analysis

Table 21: SCMB Expenditure Summary ($000's)	2013 to 2016	2017	2018	LTD
Nora plant (net)	12,597	7,086	4,262	23,944
Acquisition costs	4,583	-	-	4,583
Remediation, refurbishment and start up costs	1,850	-	-	1,850
Capitalized interest and finance costs	2,095	315	728	3,138
Other additions (net of disposals)	1,506	511	166	2,184
Pre-commercial sales proceeds	(8,382)	(14,144)	(9,617)	(32,143)
Capitalized production costs	10,945	20,404	12,984	44,333
Mine development	7,900	86	(8)	7,978
Berta facilities	-	5,718	12	5,730
Capitalized development costs	20,497	12,889	4,265	37,652
Construction in progress (other)	336	(72)	-	264
Expensed evaluation costs	-	-	-	4,428
Total expenditure	20,833	12,817	4,265	42,344

a)       Nora Plant

Impairment Review

As of June 30, 2018, the Company continued to capitalize costs on the Berta Facilities and the Nora Plant as it has not yet reached commercial production. As there were no significant changes in the assumptions from year end 2017, the Company recorded a further impairment of the Nora Plant of $1.6 million in Q1 2018 and $2.6 million in Q2 2018

Under accounting rules, the Company is required to review the carrying value of its assets on a continuing basis to ensure that the carrying value does not exceed the fair market value of the underlying asset. For accounting purposes, the Company views the Nora Plant as a standalone cash generating unit (“CGU”) from the Berta Mine and Berta Facilities.

As of December 31, 2017, the Company concluded that an impairment indicator existed. In conjunction with its accounting policy on impairment of non-financial assets the Company recognized an impairment charge of $15.7m reducing the carry value of the Nora Plant to $4.0 million. In determining the fair value, the Company considered the future uses of the plant and the current operational performance. It also considered that over the course of the ramp-up period the Company incurred operating losses that were capitalized to the Nora Plant which resulted in the Nora asset being carried at value above its fair market value.

The Company also undertook an impairment review of the Berta Mine and Berta Facilities (which it considers one CGU) and determined that the carrying value did not exceed its fair market value as of December 31, 2017. In this determination, the Company considered the implementation of SXEW plant at Berta in order to reduce its high current operating costs.

As noted above the Company recorded an impairment review as of December 31, 2017. Subsequent to March 31, 2018 the Company announced the SCMB Financing which supports and is consistent with the carrying value of the assets established as of December 31, 2017. In the Company’s view there have been no significant changes since year end and therefore there is significant doubt as to the recoverability of the costs capitalized at the Nora Plant during the first six months of 2018. The Company has recorded a further impairment charge of $4.3 million which re-establishes the carrying values established as of December 31, 2017.

All of these impairment related assumptions are highly subjective and subject to change over time; changes in these assumptions could have a significant impact on the underlying assets carrying values.

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b)       Berta Facilities

El Jote Copper Project– A potential additional source of future feed for Nora

In May 2016, SCMB optioned the El Jote (formerly “Salvadora”) copper project, located ~ 30km NW of the Nora Plant and 58km NE of the port of Chañaral in the III Region of Chile (section 3.6).

6 RISKS and CRITICAL ACCOUNTING ESTIMATES & POLICIES

For a full version of the critical accounting estimates and policies reference should be made to the Company’s audited financial statements for the year ended December 31, 2017, which are available on the Company’s website at www.coromining.com. In addition, reference should be made to the most recently filed Annual Information Form available on SEDAR at www.sedar.com.

6.1       Disclosure Controls and Internal Control Financial Reporting

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;
•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the annual or interim financial statements.

Management has concluded that, as at June 30, 2018 the Company‘s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements.

Management has concluded, and the audit committee has agreed that taking into account the present stage of the Company's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to remediate the weakness at this time. There were no changes in the Company’s internal controls over financial reporting during the quarter ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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6.2       Forward Looking Statements

Certain statements included in this “MD&A” constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Information concerning the interpretation of drill results also may be considered forward-looking statements; as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company’s existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company’s expectations. Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

6.3       NI 43-101 Compliance Requirements

Under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), if an issuer disclosures in writing scientific or technical information about a mineral project on a property material to the issuer, the issuer must include in the written disclosure the name and the relationship to the issuer of the qualified person who: (a) prepared or supervised the preparation of the information that forms the basis for the written disclosure or (b) approved the written disclosure. For the purposes of this MD&A, Luis Albano Tonto, President and CEO of the Company, a mining engineer with more than 30 years of experience is the Qualified Person for the purposes of NI 43-101 has approved the written disclosure in this MD&A. This MD&A references a number of previous news releases in respect of disclosure of technical matters relating to mineral properties and reference should be made to these news releases to fully understand these references.

6.4       Government Laws, Regulation & Permitting

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

6.5       Other Risks

Reference should be made to the Company’s risk and critical accounting policies and practices section of the December 31, 2017, Management Discussion and Analysis for a complete discussion of the risk factors associated with Nature of Operations; NI 43-101 Compliance Requirements, Government Laws, Regulation & Permitting, Key Management and Competition; Title to Properties; Commodity Prices; Foreign Currency Risk; amongst other things.

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6.6       Critical Accounting Policies

Reference should be made to the Company’s risks and critical accounting policies and practices section of the December 31, 2017, Management Discussion and Analysis for a complete discussion on the critical accounting policies associated with Estimates and use of judgement, New Accounting Pronouncements; amongst other things.

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